SECUR 12011185 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2012
Washington DC
123

SEC FILE NUMBER
8- 462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Miller 215-665-6137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHARINE M. MATCHETT, Notary Public
City of Philadelphia, Phila. County
My Commission Expires June 6, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Janney Montgomery Scott LLC

Financial Statements and Supplemental Information

For the year ended December 31, 2011

Contents

pwc

Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2012

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

Janney Montgomery Scott LLC
Statement of Financial Condition
December 31, 2011

Assets:		
Cash and cash equivalents	$	4,551,140
Segregated cash		17,400,000
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed		1,534,333,003
Securities failed to deliver		2,338,861
Clearing organizations		20,074,544
Receivable from customers (net of allowance for doubtful accounts of $569,301)		210,305,550
Receivable from non-customer		133,717
Securities owned, at fair value		123,755,433
Investments in partnerships and affiliates, at fair value		865,644
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation of $71,169,374)		21,448,246
Intangible assets (net of accumulated amortization of $7,295,750)		1,404,250
Goodwill		49,601,576
Corporate owned life insurance ("COLI")		73,179,894
Employee loans and advances (net of allowance for doubtful accounts of $910,984)		127,795,045
Deferred tax asset, net		26,128,099
Mutual fund commissions receivable		6,177,427
Deposits with clearing organizations and others		8,316,829
Other assets		21,391,451
Total assets	$	2,249,200,709
Liabilities and Member's Equity:		
Short-term bank loans	$	50,257,422
Payable to brokers, dealers and clearing organizations:		
Securities loaned		1,566,061,293
Clearing organizations		2,737,742
Securities failed to receive		1,251,657
Payable to customers		110,861,148
Securities sold, not yet purchased, at fair value		14,543,094
Accrued compensation		123,813,240
Accounts payable and accrued liabilities		41,209,590
Total liabilities		1,910,735,186
Liabilities subordinated to the claims of general creditors		90,000,000
Member's equity		248,465,523
Total liabilities and Member's equity	$	2,249,200,709

See accompanying notes.

Janney Montgomery Scott LLC
Notes to Financial Statements
December 31, 2011

1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Industry Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Recently Adopted Accounting Guidance

In September 2011, the Financial Accounting Standards Board ("FASB") issued Update No. 2011-08 "*Testing Goodwill for Impairment,*" which amends Accounting Standards Codification ("ASC") 350 "*Intangibles – Goodwill and Other.*" This update permits entities to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected to early adopt this guidance during the year ended December 31, 2011.

Basis of Presentation

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include deposits held at certain financial institutions, which are available for the Company's use with no restrictions, with original maturities of 90 days or less. At December 31, 2011 the Company did not hold any cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Segregated Cash

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. At December 31, 2011 the Company had $17,400,000 of cash segregated in a special reserve account for the benefit of customers.

Securities Transactions

Proprietary and customer transactions in securities and listed options, including the related revenues and expenses, are recorded on a trade-date basis.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Statement of Financial Condition. The Company reserves for doubtful accounts when the customer receivable becomes partially unsecured.

Securities owned and securities sold but not yet purchased are valued at quoted market prices except for certain fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service, which management believes to approximate fair value. Firm inventory positions are not typically held for more than thirty days.

Investment Banking

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the commitment date, related sales commissions on trade date, and advisory fees when earned.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

The Company's financial instruments are measured at fair value in accordance with ASC 820, *"Fair Value Measurement and Disclosures"*. ASC 820 applies to all financial instruments included in "Securities owned, at fair value", "Investment in partnerships and affiliates", and "Securities sold, not yet purchased" on the Statement of Financial Condition.

ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate fixed income securities, certificates of deposit, unit investment trusts, and municipal debt securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little if any, market activity for the asset or liability. This category includes auction rate securities, limited partnership investments, and certain equity and fixed income securities not actively traded.

Valuation Techniques

Equity Securities (corporate stocks) – All equity securities that are publically traded stocks with observable prices in active markets receive a Level 1 rating, the highest in the hierarchy. Equity securities which are not actively traded, but which are priced based on similar assets traded in active markets are given a Level 2 rating. All Equity securities which are not actively traded and valued with unobservable inputs are classified as Level 3.

Corporate Obligations – Corporate obligations which are priced based on similar assets traded in active markets or other observable inputs are given a Level 2 rating.

2. Summary of Significant Accounting Policies (continued)

Government Obligations – The fair value of government obligations are generally based on quoted prices in active markets and are classified as Level 1. If quoted prices are not available, the fair value is based on observable market data and is therefore classified as Level 2 securities.

Municipal Obligations – Municipal Obligations are valued daily using current market data and are categorized as Level 2 securities. In order to validate reasonability, prices are reviewed through comparison with directly observed recent market trades or comparison of all significant inputs used in the validation to management's observations of those inputs in the market.

Limited Partnerships – Fair value of investments in the partnerships is based on unobservable market inputs based on discussions with the partnerships' management and has little if any market activity. Limited partnership investments are categorized as Level 3 securities.

Employee Loans and Advances

The Company provides certain financial consultants with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally repayable through bonuses over a four to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for these terminated employees based on historical collection rates and management's knowledge of the circumstances of individual loans. Employee loans of $127,795,045 are net of reserve for uncollectible amounts of $910,984 and the corresponding accrued bonuses of $10,870,364 are reflected in accrued compensation on the Statement of Financial Condition.

Taxes

For income tax reporting purposes, the Company is treated as a disregarded entity and its income is included within a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to the Member.

Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. The Company accounts for income taxes according to ASC 740, *"Income Taxes"*.

Penn Mutual, as a mutual insurance company, is generally not subject to state income taxes. As a result, the Company, as a consolidated entity, has limited state income tax liability. The Company is subject to the Pennsylvania State Franchise Tax, which it pays directly to the State of Pennsylvania.

2. Summary of Significant Accounting Policies (continued)

Investments in Partnerships and Affiliates

This includes the Company's investments in limited partnerships and limited liability companies which, in accordance with ASC 810, *"Consolidation Topic"*, do not meet the requirements for consolidation. Within these investments are two non-managing interests in limited partnerships (the "LPs") in which the Company has a material variable interest but is not the primary beneficiary under ASC 810. The Company's determination of the primary beneficiary for each of the LPs for which it has a variable interest requires judgment and is based on all relevant facts and circumstances, including the following: 1) our risk of loss is limited to our investment in the LPs, and 2) the Company does not have controlling interest or any management input into the operations of the LPs. The LPs were organized in February 2000 and March 2006 for the purpose of investing in start-up entities with the goal of capital appreciation.

These investments are valued based on the prior quarter-end portfolio valuations provided by the applicable General Partner, with consideration for changes in the value of the underlying investments during the fourth quarter. We believe this represents the Company's best estimate of fair value as of December 31, 2011. Because of the inherent uncertainty of this valuation, however, these estimated values may differ significantly from the values that would have been used had a ready market for these underlying securities existed, and the differences could be material.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is provided on a straight-line basis over the length of the lease. Furniture and equipment are depreciated using the straight-line method generally over three to seven years. As of December 31, 2011 furniture and equipment and leasehold improvements are $65,269,665 and $27,347,955 respectively. Accumulated depreciation on furniture and equipment and leasehold improvements are $54,720,853 and $16,448,521, respectively.

Grant Agreement

The Company entered into a grant agreement on May 26, 2011 with the State of Pennsylvania under the Redevelopment Authority Capital Program. The grant allows for reimbursement of eligible capital expenditures after demonstrating compliance with the special conditions of the program, which include, but are not limited to, requesting multiple bids, usage of domestic steel in manufacturing, providing union payrolls, etc. The Company will apply for grant funds periodically over the next two years as it incurs eligible costs.

The Company is following the guidance from International Accounting Standard ("IAS") No. 20, "*Accounting for Government Grants and Disclosure of Government Assistance*" to account for the grant funds. The funds received from the grant will be recorded to the Statement of Financial Condition under "Furniture, equipment, and leasehold improvements at cost" as a contra asset, so that it is matched on the Statement of Financial Condition as an offset to the specific asset for which the Company received reimbursement. This contra-asset will be amortized over the same useful life as the qualifying asset. The Company received grant funds of $362,570 during the year.

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 to these financial statements for a further discussion on the Company's policies regarding this hierarchy. The Company had no significant transfers of financial instruments between Levels during the fiscal year ended December 31, 2011.

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Assets				
Securities Owned at Fair Value				
Equities, ETFs, & Options	3,251,832	7,548	546,408	3,805,788
Preferred Stock		5,526,139	1,014	5,527,153
Auction Rates		-	225,000	225,000
Corporate Bonds	-	8,584,993	4,875	8,589,868
Municipal Bonds	-	97,330,963	22,208	97,353,171
Treasury & Governments	2,093,772	6,160,681	-	8,254,453
Total Securities Owned, at Fair Value	5,345,604	117,610,324	799,505	123,755,433
Investments in Subsidiaries and Partnerships				
Limited Partnership Investments			865,644	865,644
Total Investments in Subsidiaries and Partnerships	-	-	865,644	865,644
Total Assets Measured at Fair Value on a Recurring Basis	**5,345,604**	**117,610,324**	**1,665,149**	**124,621,077**

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Liabilities				
Securities sold, but not yet purchased, at fair value:				
Equities & Options	(676,072)	-	-	(676,072)
Preferred Stock	-	(36)	-	(36)
Auction Rates	-	-	-	-
Corporate Bonds	-	(3,115,634)	-	(3,115,634)
Municipal Bonds	-	(702,319)	-	(702,319)
Treasury & Governments	(10,043,965)	(5,068)	-	(10,049,033)
Total Securities Sold at Fair Value	**(10,720,037)**	**(3,823,057)**	-	**(14,543,094)**

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2011:

	Securities Owned at Market Value	Investments in Subsidiaries and Partnerships	Totals
Balance, beginning of period	2,927,447	819,321	3,746,768
Unrealized gains (losses)	56,674	(180,090)	(123,416)
Realized gains (losses)	56,781	-	56,781
Purchases	45,959	427,500	473,459
Sales	(12,356)	-	(12,356)
Issuances	-	-	-
Settlements	(2,275,000)	(201,087)	(2,476,087)
Transfers in to level 3	-	-	-
Balance at December 31, 2011	799,505	865,644	1,665,149

3. Fair Value Measurements (continued)

The Company carries other assets and liabilities which approximate fair value in the Statement of Financial Condition including its Subordinated Notes and COLI.

4. Short-term Bank Loans

The Company borrows from four banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to fully collateralize these loans. At December 31, 2011, these banks extended short-term bank loans in the amount of $6,200,000 which were collateralized by customer-owned securities valued at approximately $9,437,434 and Company owned securities valued at $44,612,142. Certain collateral amounts exceed the minimum requirements to allow for daily fluctuations. The bank loans are demand obligations and generally require interest based upon the federal funds rate. At December 31, 2011, the weighted-average interest rate on these borrowings was approximately 1.04%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $44,057,422 are not collateralized.

5. Subordinated Notes Payable

The subordinated notes payable (the "Notes") are subordinated to the claims of general creditors. The Notes may only be repaid upon the Company's continued compliance with its minimum net capital requirements. The Notes were approved by FINRA and amounts borrowed against the Notes are available in computing net capital under the Securities & Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

Lender	Note Amount	Borrowed Amount	Maturity Date	Interest Rate
Penn Mutual	65,000,000	45,000,000	3/13/2029	10%
Penn Mutual	50,000,000	5,000,000	1/15/2030	10%
Pennsylvania Insurance and Annuity Company*	40,000,000	40,000,000	8/19/2030	9%

*Pennsylvania Insurance & Annuity Company is a fully owned subsidiary of Penn Mutual

6. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2011, the Company paid quarterly distributions equal to 100% of net income, after tax, to the Member. The Company has accrued $4,397,400 at December 31, 2011, for the fourth quarter distribution payable to the Member, which is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

7. Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2011 relate to the following:

	2011
Deferred tax assets:	
Employee benefit liabilities	$21,316,962
Partnership investment	1,843,235
Deferred rent	2,469,731
Depreciation	2,119,954
Loss contingencies	589,155
Other	15,464
Total deferred tax asset	$28,354,501
Deferred tax liabilities:	
Unrealized investment gain	(1,734,914)
Parker/Hunter intangible	(491,488)
Total deferred tax liability	(2,226,402)
Deferred tax asset, net	$26,128,099

The Company made tax reimbursements during the year of $12,305,378 to the Member. There are no tax positions, at December 31, 2011, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Internal Revenue Service ("IRS") has completed their examination of the Company's income tax returns through the year 2007 and is currently reviewing tax years 2008, 2009, and 2010. Management believes that an adequate provision has been made for potential adjustments. However, actual adjustments could differ from current provisions.

8. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and the capital rules of the New York Stock Exchange ("NYSE"). The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At December 31, 2011, the Company's net capital was $89,117,636 which was $84,160,724 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 35.96%.

9. Goodwill and Intangible Assets

ASC 350, *"Intangibles – Goodwill and Other"* provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill is analyzed at least annually for impairment and more often if triggering events are identified. Management performed annual impairment testing as of September 30, 2011. Management's analysis did not indicate impairment of the goodwill asset. During the year ended December 31, 2011, no impairment charges were recognized.

In connection with the 2005 acquisition of Parker/Hunter, the Company acquired $8,700,000 of identifiable intangible assets with a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life). As of December 31, 2011, the Company has fully amortized the intangible asset associated with the trade name and has recorded $6,995,750 in accumulated amortization associated with customer related intangibles.

Estimated amortization expense on identifiable intangible assets, for each of the next five fiscal years is as follows:

2012	374,000
2013	290,000
2014	206,000
2015	172,250
2016	117,750
2017 and thereafter	244,250
	$ 1,404,250

10. Commitments and Contingencies

At December 31, 2011, the Company's future minimum rental commitments on the leases for its main office and 104 branch offices under noncancelable operating leases were as follows:

2012	$ 15,455,664
2013	12,224,975
2014	13,223,560
2015	12,323,339
2016	10,858,621
2017 and thereafter	39,308,190
	$ 103,394,349

The Company entered into a fifteen year noncancelable operating lease for its main office that commences on September 1, 2012. The future minimum rental commitments for this lease are included in the chart above.

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and threatened class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with ASC 450, *"Contingencies"*, the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements.

During the year ended December 31, 2011 the Company reached an agreement with the SEC to resolve a potential enforcement action against the Company for potential violation of Section 15(f) of the Securities Act of 1934. As with any such matter, the Company conducted a study and enhanced relevant policies and procedures where appropriate. The Company fully reserved for the agreement during the year ended December 31, 2010

10. Commitments and Contingencies (continued)

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of December 31, 2011, the Company has contributed $8,577,500 as an investment and is committed to an additional $922,500. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute the additional capital up to its maximum commitment with no resulting investment value.

The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to December 31, 2011, such transactions settled with no material effect on the financial statements as of that date.

The Company has outstanding commitments, which the Company estimates to be approximately $4,500,000, to provide certain existing financial consultants with loans as part of the Company's recruiting strategy for key revenue producing employees. The loans will be issued if the financial consultants achieve certain revenue targets during the year.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

The Company may hold cash or cash equivalents in certain financial institutions over and above the Federal Depository Insurance Corporation ("FDIC") insurance limits of $250,000 per bank.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and; pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

At December 31, 2011, customer margin securities of $258,920,358 and stock borrowings of approximately $1,534,333,003 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $9,437,434 of these available securities as collateral for bank loans and $1,566,061,293 for stock loan agreements.

At December 31, 2011, the Company had utilized $51,948,984 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

12. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return. At December 31, 2011 Corporate Owned Life Insurance (COLI) was held to fund this plan, which is carried at the cash surrender value of the underlying policies of $73,179,894.

13. Investment in Partnerships and Affiliates

During the course of 2011, the Company made contributions to various limited partnerships of $427,500 and received distributions from these limited partnerships of $201,087.

14. Subsequent Events

In accordance with ASC 855 *"Subsequent Events"*, we evaluate subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the Statement of Financial Condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the Statement of Financial Condition but arose after the date. The Company evaluated subsequent events through February 21, 2012. Based on the evaluation the Company did not identify any recognized subsequent events that would have required adjustment to the financial statements.

JANNEY MONTGOMERY SCOTT LLC

Statement of Financial Condition

Year ended December 31, 2011 with Report of Independent Auditors

pwc

JANNEY MONTGOMERY SCOTT LLC

Statement of Financial Condition

Year ended December 31, 2011 with Report of Independent Auditors